SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. --)*
(Name of Issuer)
Applied Minerals, Inc.
(Title of Class of Securities)
Common Stock, $0.001 par value
(CUSIP Number)
03823M100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Christopher T. Carney Suite 1101 110 Greene Street New York City, New York 10012
(Date of Event Which Requires Filing of This Statement) July 1, 2010

If the filing person has previously filed a statement on Schedule 13G to report the acquisition

SCHEDULE 13D CUSIP No. 03823M100
___________________________________________________________________________ (1) Names of reporting persons....................................................................... Andre Zeitoun
___________________________________________________________________________ (2) Check the appropriate box if a member of a group (see instructions).... (a) ☐ (b) ☐....
___________________________________________________________________________ (3) SEC use only ......................................................................................
___________________________________________________________________________ (4) Source of funds (see instructions) .............................................................. PF
___________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)... ☐.
___________________________________________________________________________
(6) Citizenship or place of organization.............................................................
United States of America

___________________________________________________________________________
Number of shares beneficially owned by each reporting person with:.............................................................
3,814,233

(7)Sole Voting Power............................................................ 3,814,233
____________________________________________________________ (8)Shared Voting Power.........................................................
____________________________________________________________ (9)Sole Dispositive Power....................................................... 3,814,233
____________________________________________________________ (10)Shared Dispositive Power...................................................
___________________________________________________________________________ (11)Aggregate Amount Beneficially Owned by Each Reporting Person......................... 3,814,233
___________________________________________________________________________ (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________ (13)Percent of Class Represented by Amount in Row (11)....................................... 5.3%
___________________________________________________________________________ (14)Type of Reporting Person (See Instructions).................................................. IN

Item 1. Security and Issuer

Applied Minerals, Inc.
Suite 1101
110 Greene Street
New York City, New York 10012

Common Stock, $0.001 par value

Item 2. Identity and Background

Note: 2,413,868 of the shares beneficially owned by Mr. Zeitoun are subject to options owned of record by Material Advisors LLC but beneficially by Mr. Zeitoun.

a.	Andre Zeitoun;

b.	110 Greene Street, Suite 1101, New York, New York 10012;

c.	President and CEO of Applied Minerals, Inc.

d.	Mr. Zeitoun, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

e.
Mr. Zeitoun, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

f.	Citizenship: United States of Amercia.

Item 3. Source and Amount of Funds or Other Consideration

Already-owned shares:  The number is 1,400,375.The source was personal funds.  The amount is $1,540,413.

Shares subject to options:  The number is 2,413,868.  The total cash exercise price is $1,689,708.

Item 4. Purpose of Transaction

a.	The shares were acquired for investment. Mr. Zeitoun has, through Material Advisors LLC, unvested options to acquire an additional 1,536,098 shares. See Item 6.

Item 5. Interest in Securities of the Issuer.

a.	The aggregate number and percentage of the class of securities:

          3,814,233 shares of Common Stock, representing 5.3% of the class

b.	The number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition:

3,814,233 shares of Common Stock

c.
Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

The options to acquire shares from Applied Minerals, Inc. that became vested in the last 60 days:

Date	Number of Options	Exercise Price
July 1, 2010	109,721	$0.70 per share
August 1, 2010	109,721	$0.70 per share

d.	Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 30, 2008, Applied Minerals, Inc. (f/k/a Atlas Mining Company) (the  “Company”) entered into a Management Agreement with Material Advisors LLC, a management services company  (“Manager”) of which Mr. Zeitoun is a principal. The Management Agreement had a term ending on December 31, 2010 with automatic renewal for successive one year periods unless either Manager or Company provides 90 days prior notice of cancellation to the other party or pursuant to the termination provisions of the Management Agreement.  The Management Agreement has been renewed for 2011.

Information regarding the Management Agreement is incorporated herein by reference to the exhibit referenced under Item 7.

Item 7. Material to be Filed as Exhibits.

1.  Management Agreement

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
................................................................................................................................... Date: September 1, 2010
..................................................................................................................................... Signature: /s/ Christopher T. Carney
..................................................................................................................................... Name/Title: Christopher T. Carney/Interim Chief Financial Officer